Exhibit 99.1 Press release

WiLAN Acquires Qimonda Patent Portfolio from Infineon

OTTAWA, Canada – June 2, 2015 – WiLAN (TSX:WIN) (NASD:WILN) announced that its wholly‑owned subsidiary, Polaris Innovations Limited (“Polaris”), has acquired, from Infineon Technologies AG (“Infineon”), the vast majority of Qimonda AG’s (“Qimonda”) patent portfolio.

The portfolio, of over 7,000 patents and applications, includes technologies related to DRAMs, FLASH memories, semiconductor processes, semiconductor manufacturing, lithography, packaging, semiconductor circuitry and memory interfaces. The portfolio has broad relevance to many semiconductor products.  The issued patents in the portfolio have an average remaining life of over 8 years.  The portfolio includes approximately 5,000 US patents and applications.

The patented inventions in the portfolio were developed by Qimonda, Infineon and Siemens. These companies have been pioneers in semiconductor design and manufacturing since 1953, when Siemens became the first company to successfully manufacture the ultra-pure silicon needed for semiconductor components.

Qimonda, which had been a part of Infineon, went public in 2006 to form, at the time, the second largest DRAM manufacturer in the world.  Qimonda’s products included DRAM, graphics RAM, mobile RAM and FLASH memory.  At one time, Qimonda employed approximately 13,500 personnel worldwide, including almost 2,000 in R&D.  Qimonda used advanced manufacturing and process technologies, with 4 fabrication plants or fabs and 6 major R&D facilities, and was at the forefront of advanced memory design.  In 2008, due to the financial crisis and the significant drop in semiconductor prices, Qimonda experienced financial difficulty and eventual bankruptcy, but its intellectual property continued to be valuable.  Infineon acquired the Qimonda assets in 2014.

“This is WiLAN’s most important patent acquisition to date” said Jim Skippen, President & CEO, WiLAN.  “Portfolios of this magnitude and quality rarely become available and it is always an important event in the patent world when one changes hands.  Other noteworthy transactions with similar numbers of patents developed by recognized technology leaders include the sale of the Nortel portfolio, the sale of the Motorola portfolio and the sale of the Kodak portfolio.”

Added Skippen, “It is WiLAN’s belief that a significant percentage of the microchips currently being manufactured in the world today most likely are covered by claims associated with the patents in this portfolio.  Consequently, our team is excited about the licensing potential of the portfolio, and will

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PRESS RELEASE

begin immediate efforts to launch a major licensing campaign.”

The portfolio was acquired for consideration of approximately €30 million, which is approximately US$33 million at current currency exchange rates.

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  WiLAN’s wholly-owned subsidiary, WiLAN Labs, develops and commercializes innovative solutions to the challenges facing next generation communication networks.  Founded in 1992, WiLAN is listed on the TSX and NASDAQ and is included in the S&P/TSX Dividend and Dividend Aristocrats Indexes.  For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws.  Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 2, 2015 annual information form for the year ended December 31, 2014 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

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